NO ACT

RC
1-5-09



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010



March 5, 2009

J. Robert Suffoletta
Wilson, Sonsini, Goodrich & Rosati
900 South Capital of Texas Highway
Las Cimas IV, Fifth Floor
Austin, TX 78746-5546

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-5-09

Re: National Instruments Corporation
Incoming letter dated January 5, 2009

Dear Mr. Suffoletta:

This is in response to your letter dated January 5, 2009 concerning the shareholder proposal submitted to NI by the Laborers' District Council and Contractors' Pension Fund of Ohio. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Ralph Cole
Co-Chairman
Laborers' District Council and Contractors' Pension Fund of Ohio
77 Dorchester Square
Westerville, OH 43081-3351

March 5, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: National Instruments Corporation
Incoming letter dated January 5, 2009

The proposal requests that the board of directors initiate the appropriate process to amend NI's corporate governance guidelines to adopt and disclose a written and detailed succession planning policy, including features specified in the proposal.

There appears to be some basis for your view that NI may exclude the proposal under rule 14a-8(i)(7), as relating to NI's ordinary business operations (i.e., the termination, hiring, or promotion of employees). Accordingly, we will not recommend enforcement action to the Commission if NI omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Raymond A. Be
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

WSGR Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

900 South Capital of Texas Highway
Las Cimas IV, Fifth Floor
Austin, TX 78746-5546
PHONE 512.338.5400
FAX 512.338.5499
www.wsgr.com

January 5, 2009

VIA EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal Submitted by the Laborers' District Council and Contractors' Pension Fund of Ohio

Ladies and Gentlemen:

This letter is submitted on behalf of National Instruments Corporation ("NI" or the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company has received a stockholder proposal and supporting statement (together, the "Proposal") from the Laborers' District Council and Contractors' Pension Fund of Ohio (the "Proponent") for inclusion in the proxy materials (the "2009 Proxy Materials") that the Company intends to distribute in connection with its 2009 annual meeting of stockholders (the "2009 Annual Meeting"). Enclosed with this letter are a copy of the Proposal, the cover letter dated December 1, 2008 accompanying such Proposal ("Proponent's Cover Letter") and other correspondence the Company has exchanged with the Proponent relating to the Proposal.

For the reasons explained in further detail on Exhibit A hereto, the Company intends to omit the Proposal from its 2009 Proxy Materials. The Company believes that the Proposal may be properly omitted from its 2009 Proxy Materials under Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business operations.

By copy of this letter and the enclosed materials, the Company is notifying the Proponent of the Company's intention to omit the Proposal from its 2009 Proxy Materials.

The Company respectfully requests the concurrence of the Staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the

"Commission") that it will not recommend any enforcement action if the Company omits the Proposal from its 2009 Proxy Materials.

Please acknowledge receipt of this letter and the enclosed material by return email. If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at (512) 338-5439.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation



J. Robert Suffoletta, Esq.

Enclosures

cc: Mr. David Hugley, National Instruments Corporation
(david.hugley@ni.com)

Ms. Jennifer O'Dell
Assistant Director of LIUNA Department of Corporate Affairs
Laborers' International Union of North America – Corporate Governance Project
905 16th Street, NW
Washington, DC 20006

Exhibit A

COMPANY'S INTENT TO OMIT STOCKHOLDER PROPOSAL

I. Summary of Proposal

On December 1, 2008, the Company received a letter from the Proponent containing the following proposal:

> "**Resolved:** That the shareholders of National Instruments Corporation ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's Corporate Governance Guidelines ("Guidelines") to adopt and disclose a written and detailed succession planning policy, including the following specific features:
>
> - The Board of Directors will review the plan annually;
> - The Board will develop criteria for the CEO position which will reflect the Company's business strategy and will use a formal assessment process to evaluate candidates;
> - The Board will identify and develop internal candidates;
> - The Board will begin non-emergency CEO succession planning at least 3 years before an expected transition and will maintain an emergency succession plan that is reviewed annually;
> - The Board will annually produce a report on its succession plan to shareholders."

II. Analysis

Rule 14a-8(i)(7) provides that a company may omit a stockholder proposal from its proxy materials "[i]f the proposal deals with a matter relating to the company's ordinary business operations." As discussed herein, the Company believes that the Proposal may be excluded from the 2009 Proxy Materials under Rule 14a-8(i)(7) because it deals with the management of the Company's CEO succession polices and practices, an ordinary business matter the resolution of which should be left to the board of directors and management.

The Staff has applied the ordinary business exclusion in several no-action letters involving proposals relating to CEO succession planning and policy and has consistently taken the view that CEO succession planning and policy falls within the scope of a company's management of the workforce, an ordinary business problem that should be resolved by management and the board of directors, rather than stockholders. In particular, the Proposal is identical in wording to the proposal submitted in late September 2008, which was the subject of a no action letter from the Staff. See Whole Foods Market, Inc. (available November 25, 2008). Further, the Proposal is substantially similar to other proposals relating to CEO succession policy and planning, which were also subject to earlier no-action letters from the Staff: Merrill Lynch (available February 12, 2008); Verizon Communications (available February 12, 2008); Toll Brothers, Inc. (available January 2, 2008) and Bank of America (available January 4, 2008). In each of the above-referenced no-action letters, the Staff has confirmed that companies may exclude, pursuant to Rule 14a-8(i)(7), stockholder proposals relating to CEO succession planning and policy from annual meeting proxy materials because they relate to a company's ordinary business operations (i.e., the termination, hiring or promotion of employees). Accordingly, the Company believes that this question of whether the Proposal is excludable in reliance on Rule 14a-8(i)(7) has been clearly settled by the Staff.

The Commission has provided specific guidance on the policy rationale for the "ordinary business exclusion" in Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission observed that the general underlying policy of the ordinary business exclusion is consistent with the policy of most state corporate laws: "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Id. The Commission then went on to identify the two central considerations in applying the ordinary business exclusion:

> "The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the *management of the workforce*, such as the *hiring, promotion and termination of employees* . . .
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies." (emphasis added)

The Company believes that the Proposal clearly falls within the ordinary business exclusion based upon the application of the foregoing considerations. CEO succession planning necessarily involves the management of the Company's workforce and decisions regarding the hiring, promotion and termination decisions by the Company's board of directors. For example, the designation of a potential successor or successors to the CEO might involve a decision to promote and/or increase the responsibilities of an existing executive. As noted in the above-referenced recent no-action letters, the Staff has consistently concurred with exclusion of stockholder proposals involving managerial succession because such proposals involve the hiring, promotion and termination of employees. See Wachovia Corporation (available February 17, 2002) (stating that a stockholder proposal instructing the board of directors to seek and hire a new CEO within six months is excludible because the "termination, hiring or promotion of employees" relates to ordinary business operations); Willow Financial Bancorp, Inc. (available

August 16, 2007) (stating that a stockholder proposal recommending the replacement of the CEO and CFO is excludible because the "termination, hiring or promotion of employees" relates to ordinary business operations); The Boeing Company (available February 10, 2005) (stating that a stockholder proposal urging that independent directors approve, rather than merely review, the hiring of certain senior executives is excludible because the "termination, hiring or promotion of employees" relates to ordinary business operations).

The other central consideration underlying the policy of the ordinary business exclusion is the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which stockholders, as a group, would not be in a position to make an informed judgment. With the assistance of senior management, the Company's board of directors has the intimate knowledge of the Company's operations, strategic business operations and other human resources requirements to formulate management succession policies. With its numerous customer relationships, employees and presence in several countries, the Company's board of directors must carefully and strategically select the key personnel who are to lead the Company in its multifaceted and global business. It is impractical to expect that the Company's stockholders, either individually or collectively, would have the necessary information to make an informed judgment. The Proponent's supporting statement admits as much, stating: "[a] *board's biggest responsibility* is succession planning. It's the *one area where the board is completely accountable*, and the choice has significant consequences . . . for the corporation's future." (emphasis added).

The level of micro-managing is demonstrated by manner in which the Proposal seeks to impose specific implementation of a complex policy. Some of the specific features of the Proposal (e.g., the formal assessment process and the non-emergency succession plan completed at least 3 years before an expected transition) seek to impose specific time frames and/or methods for implementing the Proposal. The Proposal calls for the adoption and disclosure of a written and detailed succession planning policy, among the features of which will include an obligation to identify and develop internal candidates. The Proposal also requests that the Company's board of directors develop criteria for its CEO position which will reflect the Company's business strategy and disclose, annually, to the Company's stockholders, the succession plan. A succession plan often includes highly confidential and sensitive information about potential candidates for development and succession and is not disclosed externally, and may not be disclosed internally beyond the Company's board of directors out of concern that key executives not identified as potential successors may terminate their employment with the Company. Alternatively, competitors to the Company could try to hire away candidates not identified for selection. Further, the Proposal's requirement that the succession policy "identify and develop internal candidates" could impede the recruitment of outstanding external candidates, who may assume that career advancement in one or more prominent positions in the Company are foreclosed to them.

In addition to negative impact on the Company's retention and recruitment of senior executives, the Proposal infringes upon the Company's right to decide the timing and level of disclosure of sensitive and confidential business information, the disclosure of which could cause competitive harm to the Company. The Proposal expressly requests that the Company develop criteria for the CEO position in a written and detailed succession plan, which criteria shall reflect "the Company's business strategy". Because the Proposal also requests that the Company produce a report of its succession plan annually to its stockholders, there is high likelihood that competitors of the Company would gain insight into certain long-term strategic objectives and plans, allowing such competitors to prepare counter strategies and thereby gain an advantage over the Company.

III. Conclusion

On the basis of the foregoing and on behalf of the Company, we respectfully request the concurrence of the Staff that the Proposal may be excluded from the Company's 2009 Proxy Materials for the 2009 Annual Meeting.

****



Ohio Laborers' Fringe Benefit Programs
OLFBP
"WORKING TO BENEFIT YOU"

ODC-CCA INSURANCE FUND
LDC&C PENSION FUND OF OHIO
OHIO LABORERS' TRAINING & APPRENTICESHIP TRUST FUND
OLDC-CCA COOPERATION & EDUCATION TRUST FUND

77 Dorchester Square • Westerville, Ohio 43081-3351 • (614) 898-9006 • (800) 236-6437 • Fax (614) 898-9169 • www.olfbp.com

Sent Via Fax 512-795-6913

December 1, 2008

Mr. David Hugely
Vice President and Corporate Secretary
National Instruments Corporation
11500 North MoPac Expressway
Austin, TX 78759

Dear Mr. Hugely,

On behalf of the Laborers' District Council and Contractors' Pension Fund of Ohio ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the National Instruments Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 529 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Ms. Jennifer O'Dell, Assistant Director of the LIUNA Department of Corporate Affairs at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be







forwarded to Ms. O'Dell in care of the Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Sincerely,



Ralph Cole
Co-Chairman
Laborers' District Council and Contractors' Pension Fund of Ohio

Cc. Jennifer O'Dell
Enclosure

Resolved: That the shareholders of National Instruments Corporation ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's Corporate Governance Guidelines ("Guidelines") to adopt and disclose a written and detailed succession planning policy, including the following specific features:

- The Board of Directors will review the plan annually;
- The Board will develop criteria for the CEO position which will reflect the Company's business strategy and will use a formal assessment process to evaluate candidates;
- The Board will identify and develop internal candidates;
- The Board will begin non-emergency CEO succession planning at least 3 years before an expected transition and will maintain an emergency succession plan that is reviewed annually;
- The Board will annually produce a report on its succession plan to shareholders.

Supporting Statement:

CEO succession is one of the primary responsibilities of the board of directors. A recent study published by the NACD quoted a director of a large technology firm: "A board's biggest responsibility is succession planning. It's the one area where the board is completely accountable, and the choice has significant consequences, good and bad, for the corporation's future." (*The Role of the Board in CEO Succession: A Best Practices Study, 2006*). The study also cited research by Challenger, Gray & Christmas that "CEO departures doubled in 2005, with 1228 departures recorded from the beginning of 2005 through November, up 102 percent from the same period in 2004."

In its 2007 study *What Makes the Most Admired Companies Great: Board Governance and Effective Human Capital Management*, Hay Group found that 85% of the Most Admired Company boards have a well defined CEO succession plan to prepare for replacement of the CEO on a long-term basis and that 91% have a well defined plan to cover the emergency loss of the CEO that is discussed at least annually by the board.

The NACD report identified several best practices and innovations in CEO succession planning. The report found that boards of companies with successful CEO transitions are more likely to have well-developed succession plans that are put in place well before a transition, are focused on developing internal candidates and include clear candidate criteria and a formal assessment process. Our proposal is intended to have the board adopt a written policy containing several specific best practices in order to ensure a smooth transition in the event of the CEO's departure. We urge shareholders to vote **FOR** our proposal.

W&GR Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

900 South Capital of Texas Highway
Las Cimas IV, Fifth Floor
Austin, TX 78746-5546
PHONE 512.338.5400
FAX 512.338.5499
www.wsgr.com

December 11, 2008

VIA FEDERAL EXPRESS

Jennifer O'Dell
Assistant Director
Laborers' International Union of North America
Corporate Governance Project
905 16th Street, NW
Washington, DC 20006

Re: National Instruments: Request for Substantiation of Eligibility to Submit Stockholder Proposal

Dear Ms. O'Dell:

We write on behalf of our client National Instruments Corporation (the "Company"). The Company is in receipt of the letter dated December 1, 2008 from Ralph Cole, Co-Chairman of the Laborers' District Council and Contractors' Pension Fund of Ohio (the "Pension Fund"), regarding the submission of a stockholder proposal relating to the adoption of a succession planning policy (the "Proposal") for inclusion in the proxy statement and form of proxy to be distributed in connection with the next annual meeting of the stockholders of the Company. In accordance with Mr. Cole's request, we are directing this response to your attention.

To be eligible to submit a proposal, Rule 14a-8(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the proponent to have continuously held at least $2,000 in market value or 1% of the outstanding number of the Company's securities entitled to be voted on the proposal at the meeting for at least one year by the date of submission of the proposal. Also, the proponent must continue to hold those securities through the date of the meeting. Since the Pension Fund is not the registered holder of shares of common stock of the Company, the Company is not able to verify whether the Pension Fund meets the foregoing requirements. Accordingly, the Pension Fund must submit a written statement from the broker or bank who is the registered holder on behalf of Pension Fund, verifying that such registered holder has held continuously since at least December 1, 2007 at least $2,000 in market value or 1% of the outstanding number of shares of common stock of Company.

In accordance with Rule 14a-8(f) of the Exchange Act, your response should be postmarked or transmitted electronically within 14 calendar days of the date of receipt of this letter. If the response is not submitted by the foregoing deadline, the Proposal will not be considered for inclusion in the Company's proxy materials.

4499435_2.DOC

Please note that even if the Pension Fund substantiates its eligibility to submit the Proposal by the required 14 day deadline, the Proposal might raise other issues that form a basis for exclusion from the Company's proxy statement and form of proxy. In particular, even if the Proposal is properly submitted, the Company believes there is ample SEC no-action authority to exclude the Proposal from its proxy statement pursuant to one or more of the provisions of Rule 14a-8(i).

Sincerely,

WILSON SONSINI GOODRICH & ROSATI P.C.



J. Robert Suffoletta

cc: David Hugley,
General Counsel and Secretary



STATE STREET.

Kevin Yakimowsky
Assistant Vice President
Specialized Trust Services

STATE STREET BANK
200 Newport Avenue – JQB7
N. Quincy, MA 02171

Telephone: 617-985-7712
Facsimile: 617-769-6695
kyakimowsky@statestreet.com

Sent Via Fax 512-683-6913

12/16/2008

Mr. David Hugely
Vice President and Corporate Secretary
National Instruments Corporation
11500 North MoPac Expressway
Austin, TX 78759

Re: Certification of Shareholding in National Instruments Corporation <cusip 636518102> for Ohio Laborers' Pension Fund

Dear Mr. Hugely,

State Street Bank is the record holder for 529 shares of National Instruments Corporation ("Company") common stock held for the benefit of the Ohio Laborers' Pension Fund ("Fund"). The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior November 21, 2008, the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Company stock.

As custodian for the Fund, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). Cede & Co., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,



Kevin Yakimowsky